Exhibit 23(a)



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         We have issued our reports dated January 11, 2007, accompanying the financial statements and schedule, and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of CopyTele, Inc. on Form 10-K for the year ended October 31, 2006 which is incorporated by reference in this Registration Statement. Our report accompanying the financial statements and schedule expressed an unqualified opinion and contains an explanatory paragraph relating to the substantial doubt about CopyTele, Inc.'s ability to continue as a going concern. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption "Experts."



/s/GRANT THORNTON LLP

Melville, New York
September 14, 2007